Exhibit 1 to Schedule 13G
Pursuant to the instructions in Item 8 of Schedule 13G, the identities of the members of the group are as follows:
Camelot Securities Limited is a British Virgin Islands company.
Janus Limited, acting on behalf of that certain trust formed under the laws of The Bermuda Islands as of 14 September 2005.
Galahad Securities Limited is a British Virgin Islands company.
Legatum Capital Limited is a British Virgin Islands company.
Legatum Global Holdings Limited is a British Virgin Islands company.
Legatum Global Investment Limited is a British Virgin Islands company.
Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.